January 7, 2025

Chantelle Breithaupt
Chief Financial Officer
Arista Networks, Inc.
5453 Great America Parkway
Santa Clara, California 95054

       Re: Arista Networks, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-36468
Dear Chantelle Breithaupt:

        We have reviewed your November 7, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
16, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 54

1.     We note in your response to prior comment 1 you refer to the CODM using certain
       metrics to evaluate financial performance or make resource allocation decisions. However, please note the guidance in Item 303 of Regulation
S-K states,
       "the objective of the MD&A is to allow investors to view registrants from
       management   s perspective." If management is provided underlying
historical data "to
       illuminate potential influences on our revenue," or "to understand the relative mix of revenue for these categories," then it appears investors should also have access to this revenue information. Please revise accordingly and provide us with your proposed future disclosure.
 January 7, 2025
Page 2

        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology